R. Michael Jackson
                              Attorney at Law
                    165 S. Union Boulevard, Suite 705
                         Lakewood, Colorado 80228
(303) 969-0808        email:rmichaeljackson@msn.com         Fax (303) 985-5191


August 31, 2000

Securities and Exchange Commission
450 5th Street NW
Washington, D.C., 20549

     Re: Uptown Restaurant Group, Inc. Form 8-A12B Registration Statement File No. 001-15711

To Whom It May Concern:

     On behalf on my client, Uptown Restaurant Group, Inc., I am requesting that the Form 8-A12B previously filed on its behalf (File No. 1.00-15711) be withdrawn.

     The reason for this request is that the Form 8-A12B was mistakenly filed, when a form 8-A12G was the appropriate form to be filed.

     Thank you for your cooperation in this matter.

                              Sincerely,



                              R. Michael Jackson